

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Stephan Zoll
Chief Executive Officer
SIGNA Sports United N.V.
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany

> **Re: SIGNA Sports United N.V.**
> **Registration Statement on Form F-1**
> **Filed May 13, 2022**
> **File No. 333-264912**

Dear Mr. Zoll:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed May 13, 2022

General

1. Revise the cover page and throughout the prospectus to clarify whether you are registering a primary issuance or a resale of the 1,800,000 ordinary shares. You suggest on the prospectus cover page and in various places throughout the prospectus that you are attempting to register both a primary issuance and the resale of the 1,800,000 shares. For example, we note your disclosure on the cover page that "This prospectus relates to the issuance by us of up to 1,800,000 ordinary shares...;" however, you disclose on page ii that this is a shelf registration and "The Selling Securityholders may use the shelf registration statement to sell up to 1,800,000 Ordinary Shares..."

2. Please revise the prospectus to include all material terms of the Cash to Equity Bonus Conversion. In addition, file the agreements relating to the Cash to Equity Bonus

Conversion as exhibits to the registration statement or tell us why you are not required to do so.

3. Please supplementally tell the Staff, with a view toward disclosure, whether the private placement of the ordinary shares is complete and the reasons that it is complete. We note on page 6 that "Cash to Equity Bonus Conversion" is the "conversion of certain cash bonus payments to a corresponding number of Ordinary Shares...**to be issued**..." (emphasis added). In addition, we note the statement on page 3 of the Exhibit 5.1 legal opinion that "[s]ubject to receipt by the Company of payment in full for, or otherwise satisfaction in full of the payment obligation in respect of the Cash to Equity Conversion Shares, and when issued and accepted in accordance with the Resolutions and the Reviewed Documents, the Cash to Equity Conversion Shares **will be** validly issued, fully paid, and non-assessable" (emphasis added). Also please revise your disclosure to clarify whether the conversion formula results in a fixed amount and is not based on market price. Refer to Securities Act Sections Compliance and Disclosure Interpretations 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services